UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Endurance International Group Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

29272B105

(CUSIP Number)

Robert B. Knauss

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

With a copy to:

David Leinwand

Matthew P. Salerno

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus Private Equity X, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC(1)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,545,409(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,545,409(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,545,409(2)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 27.3%(3)
14.	Type Of Reporting Person PN

(1)	The information set forth in Item 3 is incorporated herein by reference.
(2)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 16, 2016. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Schedule 13D are defined in Items 1, 2(a), 4, 5 or 6 below.
(3)	Based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Form 10-Q filed with the Commission on August 8, 2016.

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus X Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC(1)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,233,135(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,233,135(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,233,135(2)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%(3)
14.	Type Of Reporting Person PN

(1)	The information set forth in Item 3 is incorporated herein by reference.
(2)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 16, 2016. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Schedule 13D are defined in Items 1, 2(a), 4, 5 or 6 below.
(3)	Based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Form 10-Q filed with the Commission on August 8, 2016.

CUSIP No. 29272B105

1.	Names of Reporting Persons WP Expedition Co-Invest L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,575,112(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,575,112(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,112(1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 8.9%(2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 16, 2016. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Schedule 13D are defined in Items 1, 2(a), 4, 5 or 6 below.
(2)	Based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Form 10-Q filed with the Commission on August 8, 2016.

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus X, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,778,544(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,778,544(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,778,544(1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 28.2%(2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 16, 2016. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used in this Schedule 13D are defined in Items 1, 2(a), 4, 5 or 6 below.
(2)	Based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Form 10-Q filed with the Commission on August 8, 2016.

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus X GP L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,778,544(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,778,544(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,778,544(1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 28.2%(2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 16, 2016. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used in this Schedule 13D are defined in Items 1, 2(a), 4, 5 or 6 below.
(2)	Based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Form 10-Q filed with the Commission on August 8, 2016.

CUSIP No. 29272B105

1.	Names of Reporting Persons WPP GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,778,544(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,778,544(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,778,544(1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 28.2%(2)
14.	Type Of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 16, 2016. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used in this Schedule 13D are defined in Items 1, 2(a), 4, 5 or 6 below.
(2)	Based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Form 10-Q filed with the Commission on August 8, 2016.

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,353,656(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,353,656(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,353,656(1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.1%(2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 16, 2016. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used in this Schedule 13D are defined in Items 1, 2(a), 4, 5 or 6 below.
(2)	Based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Form 10-Q filed with the Commission on August 8, 2016.

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,353,656(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,353,656(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,353,656(1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.1%(2)
14.	Type Of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 16, 2016. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used in this Schedule 13D are defined in Items 1, 2(a), 4, 5 or 6 below.
(2)	Based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Form 10-Q filed with the Commission on August 8, 2016.

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,353,656(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,353,656(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,353,656(1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.1%(2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 16, 2016. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used in this Schedule 13D are defined in Items 1, 2(a), 4, 5 or 6 below.
(2)	Based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Form 10-Q filed with the Commission on August 8, 2016.

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,778,544(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,778,544(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,778,544(1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 28.2%(2)
14.	Type Of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 16, 2016. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Schedule 13D are defined in Items 1, 2(a), 4, 5 or 6 below.
(2)	Based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Form 10-Q filed with the Commission on August 8, 2016.

CUSIP No. 29272B105

1.	Names of Reporting Persons Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,353,656(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,353,656(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,353,656(1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.1%(2)
14.	Type Of Reporting Person IN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 16, 2016. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used in this Schedule 13D are defined in Items 1, 2(a), 4, 5 or 6 below.
(2)	Based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Form 10-Q filed with the Commission on August 8, 2016.

CUSIP No. 29272B105

1.	Names of Reporting Persons Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,353,656(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,353,656(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,353,656(1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.1%(2)
14.	Type Of Reporting Person IN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of this Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 16, 2016. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Schedule 13D are defined in Items 1, 2(a), 4, 5 or 6 below.
(2)	Based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Form 10-Q filed with the Commission on August 8, 2016.

Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Endurance International Group Holdings, Inc. (the “Issuer”), which has its principal executive office at 10 Corporate Drive, Suite 300, Burlington, Massachusetts 01803.

Item 2.	Identity and Background

(a) This Statement is being filed jointly on behalf of: (i) Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), (ii) Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners” and together with WP X, the “WP X Funds”), (iii) WP Expedition Co-Invest L.P., a Delaware limited partnership (“WP Co-Invest”), (iv) Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”), the general partner of the WP X Funds, (v) Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”), the general partner of WP X LP, (vi) WPP GP LLC, a Delaware limited liability company (“WPP GP”), the general partner of WP X GP, (vii) Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), the managing member of WPP GP and the general partner of WP Co-Invest, (viii) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), the general partner of WP Partners, (ix) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP Partners GP, (x) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), the manager of the WP X Funds, and (xi) Messrs. Charles R. Kaye and Joseph P. Landy, each a United States citizen and a Managing General Partner of WP and Managing Member and Co-Chief Executive Officer of WP LLC. Each of Messrs. Kaye and Landy, together with the WP X Funds, WP Co-Invest, WP X LP, WP X GP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Reporting Persons.”

The agreement among the Warburg Pincus Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 99.1.

As of the date hereof, the WP X Funds and WP Co-Invest are the record holders of all of the shares of Common Stock of the Issuer reported on this Statement.

(b) The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. Additional information relating to the Warburg Pincus Reporting Persons is included in Schedule I hereto.

(c) The principal business of the WP X Funds and WP Co-Invest is that of making private equity and related investments. The principal business of the rest of the Warburg Pincus Reporting Persons is as follows: WP X LP is the general partner of the WP X Funds; WP X GP is the general partner of WP X LP; WPP GP is the general partner of WP X GP and certain other limited partnerships affiliated with WP LLC; WP Partners is the managing member of WPP GP and certain other entities affiliated with WP LLC, and the general partner of WP Co-Invest and certain funds affiliated with WP LLC; WP Partners GP is the general partner of WP Partners and certain other limited partnerships affiliated with WP LLC; WP is the managing member of WP Partners GP and may be deemed the ultimate general partner of certain other funds affiliated with WP LLC; WP LLC is the manager of the WP X Funds and certain other funds; and Messrs. Kaye and Landy are the Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC.

(d) During the last five years, none of the Warburg Pincus Reporting Persons has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, to the knowledge of the Warburg Pincus Reporting Persons, have any of the persons named on Schedule I.

(e) During the last five years, none of the Warburg Pincus Reporting Persons nor, to the knowledge of the Warburg Pincus Reporting Persons, any of the persons named on Schedule I, has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Kaye and Landy are citizens of the United States of America, and, except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As of December 31, 2015, WP X owned 34,034,036 shares of Common Stock of the Issuer, WP X Partners owned 1,088,808 shares of Common Stock of the Issuer and WP Co-Invest owned 12,575,112 shares of Common Stock of the Issuer. Each of WP X, WP X Partners and WP Co-Invest acquired their respective shares as a result of their investment in the Issuer prior to the Issuer’s public offering. Such ownership was reported by each of WP X, WP X Partners and WP Co-Invest and certain affiliated entities on a Schedule 13G, as amended from time to time in the ordinary course. As a result of the acquisition of additional shares, since the most recent Schedule 13G/A, which was filed on February 12, 2016, the Warburg Pincus Reporting Persons are reporting their ownership on a Schedule 13D.

On August 4, 2016, WP X purchased 250,971 shares of Common Stock of the Issuer in the open market at a price of $6.74, and WP X Partners purchased 8,029 shares in the open market at a price of $6.74.

On August 5, 2016, WP X purchased 193,800 shares of Common Stock of the Issuer in the open market at a price of $6.85, and WP X Partners purchased 6,200 shares in the open market at a price of $6.85.

On August 8, 2016, WP X purchased 200,583 shares of Common Stock of the Issuer in the open market at a price of $7.03, and WP X Partners purchased 6,417 shares in the open market at a price of $7.03.

On August 9, 2016, WP X purchased 202,521 shares of Common Stock of the Issuer in the open market at a price of $7.61, and WP X Partners purchased 6,479 shares in the open market at a price of $7.61.

On August 10, 2016, WP X purchased 135,660 shares of Common Stock of the Issuer in the open market at a price of $7.54, and WP X Partners purchased 4,340 shares in the open market at a price of $7.54.

On August 12, 2016, WP X purchased 515,508 shares of Common Stock of the Issuer in the open market at a price of $7.75, and WP X Partners purchased 16,492 shares in the open market at a price of $7.75.

On August 17, 2016, WP X purchased 157,947 shares of Common Stock of the Issuer in the open market at a price of $7.70, and WP X Partners purchased 5,053 shares in the open market at a price of $7.70.

On August 19, 2016, WP X purchased 193,800 shares of Common Stock of the Issuer in the open market at a price of $7.67, and WP X Partners purchased 6,200 shares in the open market at a price of $7.67.

On September 14, 2016, in accordance with Rule 10b-18 and pursuant to the Trading Plan (defined below), WP X purchased 77,520 shares of Common Stock of the Issuer in the open market at a price of $8.41, and WP X Partners purchased 2,480 shares in the open market at a price of $8.41.

On September 15, 2016, in accordance with Rule 10b-18 and pursuant to the Trading Plan (defined below), WP X purchased 115,795 shares of Common Stock of the Issuer in the open market at a price of $8.62, and WP X Partners purchased 3,705 shares in the open market at a price of $8.62.

On September 16, 2016, in accordance with Rule 10b-18 and pursuant to the Trading Plan (defined below), WP X purchased 1,356,600 shares of Common Stock of the Issuer in the open market at a price of $8.63, and WP X Partners purchased 43,400 shares in the open market at a price of $8.63.

On September 19, 2016, in accordance with Rule 10b-18 and pursuant to the Trading Plan (defined below), WP X purchased 96,900 shares of Common Stock of the Issuer in the open market at a price of $8.63, and WP X Partners purchased 3,100 shares in the open market at a price of $8.63.

On September 20, 2016, in accordance with Rule 10b-18 and pursuant to the Trading Plan (defined below), WP X purchased 969,000 shares of Common Stock of the Issuer in the open market at a price of $8.78, and WP X Partners purchased 31,000 shares in the open market at a price of $8.78.

On September 21, 2016, in accordance with Rule 10b-18 and pursuant to the Trading Plan (defined below), WP X purchased 29,070 shares of Common Stock of the Issuer in the open market at a price of $8.47, and WP X Partners purchased 930 shares in the open market at a price of $8.47.

On September 23, 2016, in accordance with Rule 10b-18 and pursuant to the Trading Plan (defined below), WP X purchased 9,690 shares of Common Stock of the Issuer in the open market at a price of $8.50, and WP X Partners purchased 310 shares in the open market at a price of $8.50.

On September 26, 2016, in accordance with Rule 10b-18 and pursuant to the Trading Plan (defined below), WP X purchased 6,008 shares of Common Stock of the Issuer in the open market at a price of $8.48, and WP X Partners purchased 192 shares in the open market at a price of $8.48.

WP Co-Invest has not made any additional purchases since the most recent Schedule 13G/A.

All of the funds required for the purchases for both of the WP X Funds of the shares of Common Stock of the Issuer were obtained from the working capital of the WP X Funds, including from capital contributions from their respective limited partners.

Item 4.	Purpose of Transaction

The acquisition of the shares as indicated herein was effected in the ordinary course of business because of the belief that the shares represent an attractive investment. The Warburg Pincus Reporting Persons beneficially own the shares as an investment. Depending on prevailing market, economic, and other conditions, the Warburg Pincus Reporting Persons may from time to time acquire additional shares or engage in discussions with the Issuer concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer, or otherwise. The Warburg Pincus Reporting Persons intend to review their investment in the Issuer on a continuing basis, and depending upon the price and availability of shares of the Issuer’s capital stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer, including by distributing shares pro rata to the beneficial owners of one or more of the Warburg Pincus Reporting Persons.

In addition, the Warburg Pincus Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and any proposals received from third parties with respect to the Issuer. The Warburg Pincus Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who have expressed an interest in acquiring all or a portion of the Issuer’s equity interests, sources of credit and other investors. In evaluating the Issuer, the Warburg Pincus Reporting Persons will also consider alternative investment opportunities available to them, the Warburg Pincus Reporting Persons’ liquidity requirements and other investment considerations.

The factors described in the preceding paragraphs may materially affect, and result in, the Warburg Pincus Reporting Persons proposing changes to the Issuer’s operations, governance or capitalization or proposing one or more of the other actions described in this Item 4 of Schedule 13D. The Warburg Pincus Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer or dispose of all or a portion of their investment in the Issuer in privately negotiated transactions. The Warburg Pincus Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing as to the Issuer.

On September 13, 2016, the WP X Funds entered into a trading plan, effective as of September 13, 2016 (the “Trading Plan”), with Credit Suisse Securities (USA) LLC (the “Broker”), pursuant to which the Broker is authorized and directed to purchase on behalf of the WP X Funds up to $25,750,000.00 (including commissions) of shares of Common Stock of the Issuer, subject to satisfaction of certain conditions, including, among others, trading price. The WP X Funds may terminate the Trading Plan at any time. Purchases under the Trading Plan, if any, will be disclosed as required by applicable law in public filings with the U.S. Securities and Exchange Commission (the “Commission”), including any required amendments to this Schedule 13D. The purchase of shares by the WP X Funds pursuant to the Trading Plan is intended to satisfy the conditions of Rules 10b5-1 and 10b-18 under the Act. A copy of the Trading Plan is filed as Exhibit 99.2 hereto and the foregoing description of the Trading Plan is qualified in its entirety by reference to the Trading Plan.

Item 5.	Interest in Securities of the Issuer

Following the completion of the purchases described in Item 3 above, each of the Warburg Pincus Reporting Persons had the following beneficial ownership of shares of Common Stock of the Issuer (percentages are based on a total of 141,210,733 shares of Common Stock of the Issuer outstanding as of July 29, 2016, as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Commission on August 8, 2016 (“Form 10-Q”)):

(i) WP X had shared dispositive and voting power over 38,545,409 shares, representing 27.3% of the outstanding shares.

(ii) WP X Partners had shared dispositive and voting power over 1,233,135 shares, representing 0.9% of the outstanding shares.

(iii) WP Co-Invest had shared dispositive and voting power over 12,575,112 shares, representing 8.9% of the outstanding shares.

(iv) WP X LP by virtue of its status as the general partner of the WP X Funds had shared dispositive and voting power over 39,778,544 shares, representing 28.2% of the outstanding shares.

(v) WP X GP by virtue of its status as the general partner of WP X LP had shared dispositive and voting power over 39,778,544 shares, representing 28.2% of the outstanding shares.

(vi) WPP GP by virtue of its status as the general partner of the WP X GP had shared dispositive and voting power over 39,778,544 shares, representing 28.2% of the outstanding shares.

(vii) WP Partners by virtue of its status as the managing member of WPP GP and the general partner of WP Co-Invest had shared dispositive and voting power over 52,353,656 shares, representing 37.1% of the outstanding shares.

(viii) WP Partners GP by virtue of its status as the general partner of WP Partners had shared dispositive and voting power over 52,353,656 shares, representing 37.1% of the outstanding shares.

(ix) WP by virtue of its status as the managing member of WP Partners GP had shared dispositive and voting power over 52,353,656 shares, representing 37.1% of the outstanding shares.

(xxv) WP LLC by virtue of its status as the manager of the WP X Funds had shared dispositive and voting power over 39,778,544 shares, representing 28.2% of the outstanding shares.

(xxvi) Charles R. Kaye by virtue of his status as a Managing General Partner of WP and Managing Member and Co-Chief Executive Officer of WP LLC had shared dispositive and voting power over 52,353,656 shares, representing 37.1% of the outstanding shares.

(xxvii) Joseph P. Landy by virtue of his status as a Managing General Partner of WP and Managing Member and Co-Chief Executive Officer of WP LLC had shared dispositive and voting power over 52,353,656 shares, representing 37.1% of the outstanding shares.

The information as provided on Schedule I to this Schedule 13D is hereby incorporated by reference.

Each of the Warburg Pincus Reporting Persons may be deemed to have beneficial ownership of all of the shares reported in this Schedule 13D; however, each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of shares in excess of that reported in this Item 5 and of the shares of Common Stock of the Issuer owned by the other Warburg Reporting Persons, except to the extent of its or his pecuniary interest in such shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

A Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated as of October 24, 2013, by and among (i) the Issuer, (ii) the WP X Funds and WP Co-Invest (collectively, the “Warburg Pincus Investors”), (iii) GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, Bridge Street 2011, L.P., Bridge Street 2011 Offshore L.P., and MBD 2011 Holdings, L.P. (collectively, the “Goldman Sachs Investors”) and (iv) certain other holders of Common Stock of the Issuer (together with the Goldman Sachs Investors, the “Other Investors”), provides that the Warburg Pincus Investors and the Goldman Sachs Investors have the right to require the Issuer to register shares of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”), under specified circumstances. After registration pursuant to these rights, these shares of Common Stock will become freely tradable without restriction under the Securities Act. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares to be registered and the Issuer’s right to delay a registration statement under specified circumstances. Pursuant to the Registration Rights Agreement, the Issuer is required to pay all registration expenses and indemnify each participating holder with respect to each registration of registrable shares that is completed. The Registration Rights Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Stockholders Agreement

The following is a description of the material terms of the Stockholders Agreement (the “Stockholders Agreement”), dated October 24, 2013, by and among (i) the Issuer, (ii) the Warburg Pincus Investors and (iii) the Other Investors.

Board Representation. Each of the Warburg Pincus Investors and the Other Investors has agreed to vote the shares of Common Stock of the Issuer that each holds of record in a certain manner on matters related to the election of certain directors appointed by the Warburg Pincus Investors and the Goldman Sachs Investors. Under the terms of the Stockholders Agreement, the Warburg Pincus Investors are entitled to designate up to (i) four directors for election to the board of directors of the Issuer (the “Board”) for so long as the Warburg Pincus Investors hold an aggregate total of at least 32,339,279 shares of Common Stock, (ii) three directors for election to the Board for so long as the Warburg Pincus Investors hold an aggregate total of at least 16,169,640 shares of Common Stock and (iii) one director for election to the Board for so long as the Warburg Pincus Investors hold an aggregate total of at least 8,084,820 shares of Common Stock. In addition, the Goldman Sachs Investors are entitled to designate up to one director to the Board for so long as the Goldman Sachs Investors hold an aggregate total of at least 5,213,194 shares of Common Stock (based on the information available at the time of the filing of this Statement). For so long as the Warburg Pincus Investors are entitled to designate at least three directors to the Board, the directors designated by the Warburg Pincus Investors will be entitled to designate the chairman of the Board. Any director designated by either the Warburg Pincus Investors or Goldman Sachs Investors may be removed with or without cause only by the Warburg Pincus Investors or Goldman Sachs Investors, respectively.

Transfer Restrictions. Until December 22, 2016, and except for transfers to permitted transferees, any transfer of shares of Common Stock by either the Warburg Pincus Investors or the Goldman Sachs Investors will require the prior written consent of each of the Warburg Pincus Investors or Goldman Sachs Investors that have the right to designate at least one director for election to the Board.

Approval Rights. For so long as the Warburg Pincus Investors have the right to designate at least three directors for election to the Board, in addition to any other vote required by applicable law, certain actions required or permitted to be taken by the Issuer’s stockholders and certain specified corporate transactions may be effected only with the affirmative vote of 75% of the Board, including but not limited to acquisitions or business combination transactions involving any other entity with an enterprise value in excess of $200 million in the aggregate; mergers or other business combinations or other transactions involving a sale of all or substantially all of the Issuer’s and the Issuer’s subsidiaries’ assets or a “change in control” under the Issuer’s indebtedness documents and issuance of additional shares of the Issuer’s or the Issuer’s subsidiaries’ capital stock, subject to certain limited exceptions.

The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,732,391 shares of Common Stock of the Issuer (approximately 48.0% of the outstanding shares of Common Stock of the Issuer), including 15,378,735 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors. The Warburg Pincus Reporting Persons are not entitled to any rights as a shareholder of the Issuer with respect to the shares of Common Stock of the Issuer beneficially owned by the Other Investors except as expressly set forth in the Stockholders Agreement. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The number of shares of Common Stock of the Issuer owned by each Warburg Pincus Reporting Person as set forth in Rows 7 – 13 of their respective cover pages to this Schedule 13D does not include the shares of Common Stock of the Issuer owned by the Goldman Sachs Investors or any Other Investors. The Stockholders Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

The aggregate total of 15,378,735 shares of Common Stock of the Issuer indicated in this Schedule 13D as being beneficially owned by the Goldman Sachs Investors is derived from the Goldman Sachs Investors’ Schedule 13G/A, filed with the Commission on February 16, 2016, and is not purported to be an accurate representation of the Goldman Sachs Investors’ beneficial ownership as of the date of this Schedule 13D. The Goldman Sachs Investors are responsible for reporting their beneficial ownership of shares of Common Stock of the Issuer on their own behalf, and the Warburg Pincus Reporting Persons disclaim responsibility for reporting the shares of Common Stock of the Issuer beneficially owned by the Goldman Sachs Investors.

The last paragraph of the response set forth in Item 4 hereof is incorporated by reference in its entirety.

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into an agreement on September 27, 2016, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1.	Second Amended and Restated Registration Rights Agreement, dated as of October 24, 2013, by and among the Issuer, the Warburg Pincus Investors and the Other Investors (incorporated by reference to Exhibit 4.2 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on November 7, 2014, File No. 001-36131).

2.	Stockholders Agreement, dated as of October 24, 2013, by and among the Issuer, the Warburg Pincus Investors and the Other Investors (incorporated by reference to Exhibit 4.3 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on November 7, 2014, File No. 001-36131).

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of September 27, 2016, by and among the Warburg Pincus Reporting Persons.

99.2	Rule 10b5-1 Purchase Plan, dated as of September 13, 2016, by and between the WP X Funds and the Broker.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2016

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WP EXPEDITION CO-INVEST L.P.

By: Warburg Pincus Partners, L.P., its general partner
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.

By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WPP GP LLC

By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

By: /s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-fact*

JOSEPH P. LANDY

By: /s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-fact*

*	The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as exhibit 99.3 to the statement on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

1.	Second Amended and Restated Registration Rights Agreement, dated as of October 24, 2013, by and among the Issuer, the Warburg Pincus Investors and the Other Investors (incorporated by reference to Exhibit 4.2 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on November 7, 2014, File No. 001-36131).

2.	Stockholders Agreement, dated as of October 24, 2013, by and among the Issuer, the Warburg Pincus Investors and the Other Investors (incorporated by reference to Exhibit 4.3 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on November 7, 2014, File No. 001-36131).

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of September 27, 2016, by and among the Warburg Pincus Reporting Persons.

99.2	Rule 10b5-1 Purchase Plan, dated as of September 13, 2016, by and between the WP X Funds and the Broker.

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Gregory C. Baecher	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Mark Begor	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Damon Beyer	Partner of WP; Member and Managing Director of WP LLC
Anthony Robert Buonanno	Partner of WP; Member and Managing Director of WP LLC
Thomas Carella	Partner of WP; Member and Managing Director of WP LLC
Mark M. Colodny	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Joseph Gagnon	Partner of WP; Member and Managing Director of WP LLC
Timothy F. Geithner	Partner of WP; Member, Managing Director and President of WP LLC
Stephanie Geveda	Partner of WP; Member and Managing Director of WP LLC
Steven G. Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Christopher Gunther	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
Fred Hassan	Partner of WP; Member and Managing Director of WP LLC
William Blake Holden	Partner of WP; Member and Managing Director of WP LLC
Edward Y. Huang	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Kenneth I. Juster	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-Chief Executive Officer of WP LLC
Robert B. Knauss	Partner of WP; Member and Managing Director of WP LLC
David B. Krieger	Partner of WP; Member and Managing Director of WP LLC
Rajveer Kushwaha	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-Chief Executive Officer of WP LLC
James Levy	Partner of WP; Member and Managing Director of WP LLC
Frank Marinaro	Partner of WP; Member and Managing Director of WP LLC
Harsha Marti	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
Vishnu Menon	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Perlman	Partner of WP; Member and Managing Director of WP LLC
Chandler Reedy	Partner of WP; Member and Managing Director of WP LLC

John Rowan	Partner of WP; Member and Managing Director of WP LLC
Justin L. Sadrian	Partner of WP; Member and Managing Director of WP LLC
Adarsh Sarma	Partner of WP; Member and Managing Director of WP LLC
John W. Shearburn	Partner of WP; Member and Managing Director of WP LLC
Ashutosh Somani	Partner of WP; Member and Managing Director of WP LLC
David Sreter	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
James W. Wilson	Partner of WP; Member and Managing Director of WP LLC
Daniel Zamlong	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**

*	New York limited partnership; primary activity is ownership interest in WP
**	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Jonas Agesand (1)	Member and Managing Director of WP LLC
Gregory C. Baecher	Member and Managing Director of WP LLC; Partner of WP
Bo Bai	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Mark Begor	Member and Managing Director of WP LLC; Partner of WP
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Paul Best (2)	Member and Managing Director of WP LLC
Damon Beyer	Member and Managing Director of WP LLC; Partner of WP
Peder Bratt (2)	Member and Managing Director of WP LLC
Anthony Robert Buonanno	Member and Managing Director of WP LLC; Partner of WP
Thomas Carella	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (3)	Member and Managing Director of WP LLC
Mark M. Colodny	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Managing Director of WP LLC;
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Yi Ding (4)	Member and Managing Director of WP LLC
Simon Eyers (2)	Member and Managing Director of WP LLC
Min Fang (4)	Member and Managing Director of WP LLC
Max Fowinkel (5)	Member and Managing Director of WP LLC
Joseph Gagnon	Member and Managing Director of WP LLC; Partner of WP
Timothy F. Geithner	Member, Managing Director and President of WP LLC; Partner of WP
Stephanie Geveda	Member and Managing Director of WP LLC; Partner of WP
Steven G. Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Christopher Gunther	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Fred Hassan	Member and Senior Advisor of WP LLC; Partner of WP
William Blake Holden	Member and Managing Director of WP LLC; Partner of WP
Edward Y. Huang	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Kenneth I. Juster	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-Chief Executive Officer of WP LLC; Managing General Partner of WP
Robert B. Knauss	Member and Managing Director of WP LLC; Partner of WP
David B. Krieger	Member and Managing Director of WP LLC; Partner of WP
Rajveer Kushwaha	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-Chief Executive Officer of WP LLC; Managing General Partner of WP
James Levy	Member and Managing Director of WP LLC; Partner of WP
Vishal Mahadevia	Member and Managing Director of WP LLC
Niten Malhan (6)	Member and Managing Director of WP LLC
Frank Marinaro	Member and Managing Director of WP LLC; Partner of WP
Harsha Marti	Member and Managing Director of WP LLC; Partner of WP

Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Vishnu Menon	Member and Managing Director of WP LLC; Partner of WP
Piero Minardi (7)	Member and Managing Director of WP LLC
Nitin Nayar	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Hoi Ying Ng (3)	Member and Managing Director of WP LLC
René Obermann (5)	Member and Managing Director of WP LLC
Narendra Ostawal (6)	Member and Managing Director of WP LLC
Jeffrey Perlman	Member and Managing Director of WP LLC; Partner of WP
Chandler Reedy	Member and Managing Director of WP LLC; Partner of WP
John Rowan	Member and Managing Director of WP LLC; Partner of WP
Justin L. Sadrian	Member and Managing Director of WP LLC; Partner of WP
Anish Saraf (6)	Member and Managing Director of WP LLC
Adarsh Sarma	Member and Managing Director of WP LLC; Partner of WP
Viraj Sawhney (6)	Member and Managing Director of WP LLC
Joseph C. Schull (8)	Member and Managing Director of WP LLC
John W. Shearburn	Member and Managing Director of WP LLC; Partner of WP
Ashutosh Somani	Member and Managing Director of WP LLC; Partner of WP
David Sreter	Member and Managing Director of WP LLC; Partner of WP
Biddanda N. Thimmaya (6)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Somit Varma	Member and Managing Director of WP LLC; Partner of WP
Zhen Wei (3)	Member and Managing Director of WP LLC
James W. Wilson	Member and Managing Director of WP LLC; Partner of WP
Daniel Zamlong	Member and Managing Director of WP LLC; Partner of WP
Langlang Zhou (4)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of Sweden
(2)	Citizen of United Kingdom
(3)	Citizen of Hong Kong
(4)	Citizen of China
(5)	Citizen of Germany
(6)	Citizen of India
(7)	Citizen of Italy
(8)	Citizen of Canada

As of September 1, 2016